SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 01.545.826/0001-07

Company’s Registry (NIRE): 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) hereby informs the market in general and other stakeholders that the Extraodinary Shareholders’ Meeting held today approved the Company's capital increase by up to three hundred million reais (R$300,000,000.00), with the possibility of partial ratification in case of subscription of a minimum of two hundred million and ten reais (R$200,000,010.00). The capital increase, together with the postponement of the Company’s debt maturity informed in the Notice to the Market of December 19th (and conditional on the capital increase itself), is an integral part of the Company’s plan to reinforce the cash position, strenghten its capital structure to face its current debt level, and make allow the Company to position strategicaly and operationaly for the new cicle of the real estate market.

São Paulo, December 20th, 2017.

GAFISA S.A.
Carlos Calheiros
CFO & IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer